Exhibit 99.1

Stellar Biotechnologies to Present at Two Upcoming Conferences

PORT HUENEME, CA, (May 15, 2014) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announces that Company Executives are scheduled to present at two upcoming conferences.

•	Marcum MicroCap Conference at the Grand Hyatt in New York City on May 29, 2014 @ 2:00 PM EST (11:00 AM PST)
•	Stansberry & Associates Investment Research Conference at the AT&T Performing Arts Center, Dallas, TX on May 31, 2014

Frank Oakes, President and CEO of Stellar Biotechnologies, will present at both events and members of Stellar’s executive team will be available for one-on-one meetings.  A link to the Marcum conference webcast will be available in the Investor Relations section of the Company’s website at http://ir.stellarbiotechnologies.com/events-calendar.

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About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX-V: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology. We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.org.

Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
IR@stellarbiotech.com

Mark McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800 ext. 103
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.